UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of July 2014
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated July 10, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Yuqing Jing
Name:	Yuqing Jing
Title:	Corporate Secretary

Dated:  July 14, 2014

Exhibit No.	Description

1.	Press Release dated July 10, 2014

Jinpan International Mourns the Death of Board Member

CARLSTADT, N.J., July 10, 2014 /PRNewswire/ -- Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, regretfully announces the passing of one of its directors, Stephan R. Clark.  Mr. Clark died on June 23, 2014. He had served on the Company's board of directors ("Board") as an independent director since October 2006.  He also served as the Chairman of the Board's Audit Committee.  After his passing, the Board appointed independent director and Audit Committee member Mr. Donald S. Burris to the position of Acting Chairman of the Audit Committee.

Zhiyuan Li, Chairman of the Board, Chief Executive Officer and President of the Company stated "We extend our deepest sympathies to Steve's beloved wife, Marlene Clark, and to his children and grandchildren. Steve's death is a tragic loss for all of us who considered him a friend.  We are fortunate to have known Steve and he will be truly missed."

As a result of Mr. Clark's death on June 23, 2014, the Company received a written notification from the staff of The Nasdaq OMX Group ("NASDAQ") indicating that since Mr. Clark was an independent director and a member of the Board's Audit Committee, the Company no longer complies with NASDAQ's audit committee requirement of maintaining committee membership by at least three independent directors, as set forth in Listing Rule 5605(c)(4) (the "Rule"). NASDAQ has granted the Company the following cure period to regain compliance with the audit committee membership requirement: (i) until the earlier of the Company's next annual meeting of shareholders or June 23, 2015, or (ii) if the Company's next annual meeting of shareholders is held before December 22, 2014, until December 22, 2014.  The Company is in the process of identifying an independent director to be elected to the Board and who will also be appointed to the Audit Committee in order to regain compliance with the Rule prior to the expiration of the cure period granted by NASDAQ.

About Jinpan International Ltd

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects. Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers. Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity. Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993. Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey. For more information, visit www.jinpaninternational.com.

SOURCE Jinpan International Limited